parmalat finanziaria spa
in Amministrazione Straordinaria
Capitale sociale sottoscritto e versato Euro 815.669.721

Office of International Corporate Fi
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, August 9, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "<u>Commission</u>") on behalf of Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "<u>Company</u>"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat Finanziaria S.p.A. in Extraordinary Administration

The Extraordinary Commissioner
Enrico Bondi

Enclosures

PRESS RELEASE
(released outside of the USA)

Shareholding in Nöm AG sold

Parmalat Finanziaria S.p.A. in Extraordinary Administration communicates that today its subsidiary Parmalat Austria GmbH sold to Raiffaisen-Holding Nö-Wien reg. Genossenschaft m.b.H the shareholding held in the Austrian company Nöm AG equal to 25% plus one share; the price of the transaction, for the amount of Euros 35,000,000.00, was received today.

The above-mentioned transaction settled the litigation with Raiffaisen-Holding Nö-Wien reg. Genossenschaft m.b.H.

The transaction was authorized by the Minister of the Production Activities.

Parmalat Finanziaria SpA
in Extraordinary Administration

Collecchio, 8th August 2005

parmalat finanziaria spa
in Amministrazione Straordinaria

Capitale sociale sottoscritto e versato Euro 815.669.721

PRESS RELEASE
(released outside of the USA)

Parmalat Finanziaria communicates that on August 5, 2005 an agreement has been signed between Parmalat Portugal Produtos Alimentares Lda. and five Portuguese banks already lenders of the former. According to such agreement:

a) the financial institutions, all members in a syndicate of banks (Caixa – Banco de Investimento S.A., Caixa Geral de Depósitos S.A., Millennium bcp – Banco Comercial Português S.A., Banco Espírito Santo S.A. e Caixa Central de Crédito Agrícola Mútuo C.R.L.), grant Parmalat Portugal Produtos Alimentares Lda. a loan in the amount of € 23.289.466,00;
b) Parmalat Portugal Produtos Alimentares Lda. undertakes to use the funds received to repay its previous debt exposure towards the six financial institutions previous lenders of Parmalat Portugal Produtos Alimentares Lda.. Such previous debt exposure of Parmalat Portugal Produtos Alimentares Lda. was affected by an event of default.

The guarantee issued by Parmalat S.p.A. in Extraordinary Administration as security for part of the previous debt is cancelled and replaced with guarantees issued by Parmalat Portugal Produtos Alimentares Lda. over its assets.

The amortizing repayment of the new loan is scheduled in five years.

The transaction had been authorized by the Italian Ministry of Production Activities.

Parmalat Finanziaria SpA
in Extraordinary Administration

Collecchio, 8th August 2005

parmalat finanziaria spa
in Amministrazione Straordinaria

Subscribed and paid-in capital stock 815,669,721 euros

PRESS RELEASE
(for release outside the USA)

Progress report on the implementation of corrective actions taken to upgrade the management control system of Parmalat S.p.A.

Parmalat Finanziaria S.p.A. in Amministrazione Straordinaria announces that, pursuant to the Prospectus published as part of the process of securing listing in Italy of Parmalat S.p.A. common shares and warrants, Parmalat S.p.A. is required to provide regular updates on the progress made in upgrading its management control system.

To comply with this requirement, Parmalat S.p.A. has retained the services of Reply S.p.A. for the purpose of assessing the progress made in implementing this project. Reply S.p.A. will communicate its findings to the Sponsor Mediobanca – Banca di Credito Finanziario S.p.A.

Parmalat S.p.A. confirms that the existing control system is adequate for the Group's governance and for the production of reliable operating and financial data and information, and announces that Reply S.p.A., in a letter dated August 8, 2005, indicated that the actions [details hereto attached] planned to upgrade the Company's management control system are being implemented on schedule. More specifically, Parmalat S.p.A. announces that all of the transactions needed to ensure the proper operation of the company to which the assets and liabilities of the 16 companies included in the Proposal of Composition with Creditors will be transferred, should the Proposal be approved, are being carried out as planned.

Parmalat Finanziaria S.p.A.
in Amministrazione Straordinaria

Collecchio, August 8, 2005

Registered Office: 26 Via Oreste Grassi – 43044 Collecchio (PR)
Tax I.D. and Parma Company Register No. 00175250471 – VAT No. 01938950340 – Parma R.E.A. No. 188325 - U.I.C. No. 730
Administrative offices: 9 Piazza Erculea – 20122 Milan – Tel. +39-02-806-8801 – Fax +39-02-869-3863

ANNEX

Corrective Action has been divided into three main areas:

- **Adequacy** of the Internal Control System
- **Reliability** of the Internal Control System
- **Other** actions autonomously defined by the Company itself regarding "Organization and Processes".

In particular the following actions are in place at the moment:

1. **Optimization of the Control System's Adequacy**

   Enrichment of the Key Performance Indicators' Set:

   1.1. Implementation, both at Group and Business Unit level, of at least a minimum set of the non financials KPI reported in the QMAT document through the definition of harmonization rules;
   1.2. Tracking of the key strategic actions and their impacts based on specific indicators and on the application of Program Management Techniques;
   1.3. Creation a new organizational role responsible for centralized coordination and harmonization of the accounting rules in order to improve consistency and comparability of the key indicators.

2. **Optimization of the Control System's Reliability**

   2.1. Interventions regarding processes and procedures, such as:

   Definition of common rules at Group level (except for Transfer Pricing models) with particular reference to the harmonization and consolidation criteria for both planning and reporting processes in order to achieve a more consistent and verifiable Control System.

   2.2. Interventions regarding Information Systems:

   Information Systems' assessment to define appropriate checks on their reliability and to evaluate the overall risk level.

3. **Other Actions**

   Interventions regarding the new "Assuntore" company implying:
   - the re-definition and implementation of the Corporate Governance procedures and of the new Organizational Chart
   - the creation of central coordination unit
   - the revision of the main operational processes